SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                               Cygne Designs, Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    232556100
                                 --------------
                                 (CUSIP Number)

                                Bernard M. Manuel
                             c/o Cygne Designs, Inc.
                                680 Fifth Avenue
                            New York, New York 10019

                                 (212) 489-3900
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 26, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                           (Continued on following pages)

                              (Page 1 of 28 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 232556100                               Page 2 of 6 Pages
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1    NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Bernard M. Manuel
     ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS (2)(d) or 2(e)      [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     French Citizen

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NUMBER OF           7    SOLE VOTING POWER
SHARES                   5,001,975
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                    -----------------------------------------------------------
                    8    SHARED VOTING POWER
                         0

                    -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                         4,379,690

                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,001,975


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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.0%

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14   TYPE OF REPORTING PERSON*

     IN
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                                      -2-

                                  SCHEDULE 13D

CUSIP No.:  232556100


     This Amendment No. 2 amends and supplements the Schedule 13D, dated November 3, 1997, as amended by the Schedule 13D/A, dated February 24, 1998 (collectively, the "Schedule 13D") filed by Bernard Manuel. Except as modified hereby, there has been no change in the information previously reported in the
Schedule 13D.

CUSIP NO.: 232556100

This statement on Schedule 13D/A is being filed by Bernard M. Manuel relating to the shares of common stock par value of $0.01 per share, of Cygne Designs, Inc.

ITEM 1 SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Cygne Designs, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at:

          680 Fifth Avenue
          New York, NY 10019

ITEM 2 IDENTITY AND BACKGROUND.

ITEM 2(b) BUSINESS ADDRESS.

          c/o Cygne Designs, Inc.
          680 Fifth Avenue
          New York, NY 10019

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Of the 5,001,975 shares of Common Stock beneficially owned by Mr. Manuel, a total of 1,147,215 shares were acquired by Mr. Manuel prior to the date of the Issuer's initial public offering, 2,206,867 shares were acquired by Mr. Manuel in December 1997, an additional 55,000 shares are issuable to Mr. Manuel upon the exercise of employee stock options granted prior to July 1993, and 622,285 shares represent shares owned by a third party as to which Mr. Manuel has been granted voting rights for a period of five years ending February 24, 2003.

     On February 26, 1999, Mr. Manuel entered into a Stock Purchase Agreement with H.K.N. International Limited ("H.K.N.") pursuant to which Mr. Manuel agreed to acquire the aggregate of 422,591 shares of Common Stock owned by H.K.N. for a price of $.30 per share, or $126,777.30 in the aggregate (the "H.K.N. Stock Acquisition"). The closing of the H.K.N. Stock Acquisition is scheduled to take place on May 21, 1999, unless otherwise agreed by the parties, and is not subject to any material conditions.

     On February 26, 1999, Mr. Manuel entered into a Stock Purchase Agreement with the Bernard M. Manuel 1992 Irrevocable Trust for Children (the "1992 Trust") pursuant to which Mr. Manuel agreed to acquire 322,678 shares of Common Stock owned by the 1992 Trust for a price of $.10 per share, or $32,267.80 in the aggregate (the "1992 Trust Stock Acquisition"). The closing of the 1992 Trust Stock Acquisition is scheduled to take place on May 21, 1999 unless otherwise agreed by the parties, and is not subject to any material conditions.

     On February 26, Mr. Manuel entered into a Stock Purchase Agreement with Isabelle L. Manuel pursuant to which Mr. Manuel agreed to acquire 161,339 shares of

     Common Stock owned by Isabelle L. Manuel for a price of $.10 per share, or $16,133.90 in the aggregate (the "Isabelle L. Manuel Stock
     Acquisition"). The closing of the Isabelle L. Manuel Stock Acquisition is scheduled to take place on May 21, 1999, unless otherwise agreed by the parties, and is not subject to any material conditions.

     On February 26, 1999, Mr. Manuel entered into a Stock Purchase Agreement with The Bernard M. Manuel Foundation (the "Foundation"), pursuant to which Mr. Manuel agreed to acquire 64,000 shares of Common Stock owned by the Foundation for a price of $.10 per share, or $6,400 in the aggregate (the "Foundation Stock Acquisition"). The closing of the Foundation Stock Acquisition is scheduled to take place on May 21, 1999, unless otherwise agreed by the parties, and is not subject to any material conditions.

     Mr. Manuel intends to use his personal funds to consummate each of the H.K.N. Stock Acquisition, the 1992 Trust Stock Acquisition, the Isabelle
     L. Manuel Stock Acquisition and the Foundation Stock Acquisition (collectively, the "Stock Acquisitions").

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5(a) AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

          See the Cover Page, Item 11, for the amount of Common Stock beneficially owned, which amount includes: (i) 4,324,690 shares owned directly by Mr. Manuel; (ii) 622,285 shares owned by Cleveland Investment Limited, a Hong Kong company ("CIL"), as to which Mr. Manuel has been granted voting rights for a period of five years ending February 24, 2003; and (iii) 55,000 shares issuable upon the exercise of options which are presently exercisable. Mr. Manuel disclaims beneficial ownership of the shares owned by CIL.
          See the Cover Page, Item 13 for the percent of Common Stock beneficially owned.

ITEM 5(b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   Sole power to vote or to direct the vote:

                See Cover Page, Item 7.

          (ii)  Shared power to vote or to direct the vote:

                See Cover Page, Item 8.

          (iii) Sole power to dispose or to direct the disposition of:

                See Cover Page, Item 9.

          (iv)  Shared power to dispose or to direct the disposition of:

                See Cover Page, Item 10.

ITEM 5(c) TRANSACTIONS IN THE STOCK.

          During the past 60 days, the following transactions were effected in the Common Stock covered by this Schedule 13D.

          On February 26, 1999, Mr. Manuel entered into four Stock Purchase Agreements relating to the H.K.N. Stock Acquisition, the 1992 Trust Stock Acquisition, the Isabelle L. Manuel Stock Acquisition and the Foundation Stock Acquisition, respectively.

ITEM 7    EXHIBITS.

          1. Stock Purchase Agreement dated as of November 3, 1997 by and among Bernard M. Manuel, Irving Benson and Dianne Benson.*

          2. Stock Purchase Agreement dated as of November 11, 1997 by and among Bernard M. Manuel, Stuart B. Katz and Limited Direct Associates, L.P.*

          3. Stock Purchase Agreement dated as of November 11, 1997 by and among Bernard M. Manuel, Stuart B. Katz and Fenn Wright and Manson (Antilles) N.V.*

          4.   Irrevocable Proxy from Cleveland Investment Limited.*

          5. Stock Purchase Agreement dated as of February 26, 1999 by and between Bernard M. Manuel and H.K.N. International Limited.

          6. Stock Purchase Agreement dated as of February 26, 1999 by and between Bernard M. Manuel and the Bernard M. Manuel 1992 Irrevocable Trust for Children.

          7. Stock Purchase Agreement dated as of February 26, 1999 by and between Bernard M. Manuel and Isabelle L. Manuel.

          8. Stock Purchase Agreement dated as of February 26, 1999 by and between Bernard M. Manual and The Bernard M. Manuel Foundation.

          ------------
          *  Previously filed as an exhibit to the Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             March 5, 1999
                                             ---------------------------
                                             (Date)


                                             /s/ BERNARD M. MANUEL
                                             ---------------------------
                                             Bernard M. Manuel